File No. _________________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                             TAU POWER HOLDINGS B.V.
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)

ITEM 1

     Foreign utility status is claimed by Tau Power Holdings B.V. ("Tau Power") located in the province of East Kazakhstan, Kazakhstan. Tau Power is the owner and operator of two hydro-electric stations ("GES") and four combined heat and power stations ("TETS"). The total electric capacity of the stations is 1,384 MW, with additional thermal capacity of over 1,000 MW electric equivalent. The power stations are the 332 MW Ust-Kamenogorsk GES, the 702 MW Shulbinsk GES, the 240 MW Ust-Kamenogorsk TETS, the 50 MW Leninorgorsk TETS, the 50 MW Swogrinsk TETS and the 10 MW Semipalatinsk TETS. Tau Power also has ownership and control of the retail sales department of the former utility in East Kazakhstan and assumed the existing power supply contracts with the 50 largest customers in East Kazakshstan, including the distribution companies. 85% of Tau Power is owned by AES Global Power Holdings, B.V., and 15% by Suntree Power, Ltd. Global Power Holdings B. V. is a wholly owned subsidiary of Global Power Holdings C.V., which is a subsidiary of the AES Corporation.



ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                    By:   /s/ William R. Luraschi
                           ---------------------------
                           William R. Luraschi
                           General Counsel
                           The AES Corporation
                           1001 N. 19th Street
                           Arlington, Virginia 22209
                           (703) 522-1315




Dated:     October 2, 1997